BB 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08029903

SEC FILE NO.
8-65166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
101

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NOLLENBERGER CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3100
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE NOLLENBERGER (415) 402-6001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

M 4/7

OATH OR AFFIRMATION

I, **BRUCE NOLLENBERGER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NOLLENBERGER CAPITAL PARTNERS, INC.** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSALIND FAITH COHEN-BARUCH
COMM. # 1617602
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
MY COMMISSION EXPIRES
NOVEMBER 1, 2009

Signature

CEO & President

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nollenberger Capital Partners, Inc. and Subsidiary

Table of Contents

ERNST WINTTER & ASSOCIATES Certified Public Accountants

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) as of December 31, 2007, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nollenberger Capital Partners, Inc. and Subsidiary at December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter & Associates

March 25, 2008

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Financial Condition

December 31, 2007

Assets

Cash and equivalents		$ 87,966
Certificate of deposit		314,757
Receivables from clearing organizations		993,889
Securities owned, at market value		3,449,324
Commissions receivable		571,367
Prepaid expenses and other assets		307,991
Notes receivable		532,602
Furniture and equipment, net of $771,099 accumulated depreciation		648,848
Total assets		$ 6,906,744

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses		$ 1,806,007
Commissions payable		384,599
Promissory note payable		537,960
Taxes payable		6,170
Total liabilities		2,734,736
Stockholders' equity		
Common stock $0.001 par value, Voting; 7,125,100 shares authorized; 7,089,227 shares issued and outstanding Non-voting; 17,874,900 shares authorized; 10,016,858 shares issued and outstanding	$ 17,106	
Additional paid-in capital	16,768,128	
Retained earnings (deficit)	(12,613,226)	
Total stockholders' equity		4,172,008
Total liabilities and stockholders' equity		$ 6,906,744

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Income (Loss)

For the Year Ended December 31, 2007

Revenues:	
Commissions and related fees	$ 11,230,288
Interest and dividend income	208,223
Other income	1,168,869
Total revenue	12,607,380
Expenses:	
Compensation and benefits	10,345,578
Clearing fees	563,343
Rent	948,190
Professional fees	362,663
Market data service fees	204,165
Depreciation	245,261
Interest expense	18,002
Other operating expenses	796,324
Total expenses	13,483,526
Loss from continuing operations before tax	(876,146)
Tax provision	1,417,772
Loss from continuing operations	(2,293,918)
Loss from operations of discontinued division	(4,635,242)
Net loss	$ (6,929,160)

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2007

	Voting		Non-voting			
	Common Stock At Par	Additional Paid in Capital	Common Stock At Par	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
December 31, 2006	$ 6,718	$4,043,093	$ 5,854	$ 6,678,985	$ (5,684,066)	$ 5,050,584
Issuance of 371,637 shares of voting common stock	371	440,640				441,011
Issuance of 4,269,800 shares of non-voting common stock			4,270	5,703,267		5,707,537
Redemption of 106,956 shares of nonvoting common stock			(107)	(122,892)		(122,999)
Accrued equity based compensation				25,035		25,035
Net income (loss)					(6,929,160)	(6,929,160)
December 31, 2007	$ 7,089	$4,483,733	$ 10,017	$12,284,395	$(12,613,226)	$ 4,172,008

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (6,929,160)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	245,261
Loss on disposal of property	93,250
Deferred income taxes	1,411,000
Stock compensation	513,885
(Increase) decrease in:	
Certificate of deposit	(314,757)
Receivable from clearing organization	(889,292)
Commissions receivable	160,811
Securities owned	(487,484)
Prepaid expenses and other assets	(83,761)
Increase (decrease) in:	
Accounts payable and accrued expenses	997,841
Commissions payable	24,517
Taxes payable	2,470
Net cash provided (used) by operating activities	(5,255,419)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in notes receivable	(178,072)
Collections on notes receivable	236,292
Purchases of equipment	(207,187)
Net cash provided (used) by investing activiities	(148,967)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	5,654,698
Repurchase of common stock	(122,999)
Payment on note payable	(50,000)
Net cash provided (used) by financing activities	5,481,699
Net increase (decrease) in cash and cash equivalents	$ 77,313
Cash and cash equivalents, beginning of year	10,653
Cash and cash equivalents, end of year	$ 87,966
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES	
Issue common stock in exchange for note receivable	$ 5,000
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 20,125
Income taxes paid	$ 8,586

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2007

(1) Organization

Nollenberger Capital Partners, Inc., a Delaware corporation, (the Company) was founded in December 2001. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and was made effective July 11, 2002; business commenced on July 15, 2002.

Structured as an investment banking and advisory services firm, the Company is engaged in the US equity and debt markets. The business is focused on asset management, private brokerage for high net worth individuals and corporate customers, investment banking, public finance/fixed income trading, and retirement plan services.

The Company has a wholly owned subsidiary, Nollenberger Capital Investment Advisory, Inc. (the subsidiary), which was incorporated on September 25, 2002.

(2) Summary of Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include accounts of the Company and its wholly owned subsidiary.

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Bear Stearns Securities Corporation. The Company promptly transmits all funds and delivers all securities received in connection with its activities as an investment banking and advisory services firm to Bear Stearns Securities Corporation and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

The Company claims an exemption from Rule 15c3-3 on the basis that all its customer transactions are cleared through Bear Stearns Securities Corporation on fully disclosed basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (Continued)

Cash & Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. Cash equivalents exclude cash at clearing organization and cash that is held as collateral for any corporate obligation.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned
Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Income Taxes
Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are recorded at the statutory rate expected to be in effect when the taxes are paid.

(3) Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 1,300,160
Leasehold improvements	119,787
	$ 1,419,947
Accumulated depreciation	(771,099)
	$ 648,848

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2007

(4) Securities owned at market value

Marketable securities owned consist of the following:

Obligations of US Government	$ 2,198,499
State and Municipal Bonds	1,191,238
Other Securities	59,587
	$ 3,449,324

(5) Notes Receivable	Balance
On May 25, 2005, the Company advanced an employee $125,000. The unsecured promissory note is payable in monthly payments of $2,417, including interest at 6% through June 3, 2010.	$ 67,167
On December 1, 2005, the Company advanced an employee $300,000. The unsecured promissory note is payable in monthly payments of $5,870, including interest at 6.5% through November 15, 2010.	186,686
On August 28, 2006, the Company advanced an employee $100,000. The unsecured promissory note is payable in monthly payments of $3,020, including interest at 5.5% through August 30, 2009.	57,581
On August 28, 2006, the Company advanced an employee $100,000. The unsecured promissory note is payable in monthly Payments of $3,020, including interest at 5.5% through August 30, 2009.	57,581
On January 3, 2007, the Company advanced an employee $5,000. The secured promissory note is payable in monthly payments of $155, including interest at 7.25% through December 31, 2009.	3,452
On March 16, 2007, the Company advanced an employee $89,071. The unsecured promissory note is payable in monthly payments of $1,681, including interest at 5% through March 16, 2012.	77,085

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2007

(5) Notes Receivable (continued)

	Balance
On April 16, 2007, the Company advanced an employee $9,000. The unsecured promissory note is payable in monthly payments of $770, including interest at 5% through April 16, 2008.	3,050
On July 18, 2007, the Company advanced an employee $30,000. Principal plus accrued interest at 5.5% is due on July 18, 2008.	30,000
On December 12, 2007, the Company advanced an employee $50,000. Interest is accrued at 5.5% and payable monthly. Principal amounts are netted against fees as they are earned. Unapplied principal and accrued interest are due and payable on March 31, 2009.	50,000
	$ 532,602

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $2,258,974 which exceeded the requirement by $2,076,657.

(7) Promissory Note Payable

On March 15, 2004, the Company repurchased 1,080,108 shares of voting common stock of one shareholder with a $687,960 promissory note payable. The note carries an annual interest rate of 3.34 percent payable in arrears on each March 15 beginning in 2005. The note is payable in three annual installments of principal of $50,000 on each July 1 beginning in 2005. The final principal payment of $537,960 along with the last interest payment is due and payable on March 15, 2008.

(8) Standby Letter of Credit

On December 31, 2007, the Company was contingently liable to Silicon Valley Bank under a $200,000 standby letter of credit which expires on May 1, 2008. The standby letter of credit is used as security on the Company's office lease in San Francisco. Under the terms of the New York office lease, the Company is required to furnish a letter of credit in the amount of $114,756. This letter of credit is with Silicon Valley Bank and expires on November 15, 2008. The letters of credit are secured by the Company's certificate of deposit of $314,757 which may not be withdrawn.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2007

(9) Operating Leases

The Company leases office space in San Francisco and San Jose, California and in New York City. The San Jose lease expires on September 30, 2008, the San Francisco lease expires on January 31, 2015 and the New York lease expires on September 30, 2008. The Company subleased office space in San Francisco to two tenants. One sublease ended September 30, 2007 and the other ends on December 31, 2008.

The future annual minimum lease payments are as follows:

Year	Amount
2008	$ 1,405,265
2009	1,058,249
2010	1,058,249
2011	1,058,249
2012	1,058,249
Thereafter	2,204,699
	$ 7,842,960

Rent payments from the subleases were $240,042 in 2007. The future minimum payments expected from a sublessee in 2008 is $156,090.

The company leases furniture and equipment under a 36 month lease which began in August 2006. The furniture minimum lease payments are as follows:

Year	Amount
2008	$ 94,176
2009	54,936
	$149,112

(10) Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2007, the Company did not make a discretionary contribution for the year.

(11) Income Taxes

Income tax expense consists of current California franchise taxes of $1,600 and other state franchise taxes of $5,171. The deferred tax liability is the result of using different depreciation methods and lives for tax and financial reporting purposes. The deferred tax assets are primarily the result of federal and California net operating loss (NOL) carryforwards of $8,990,960 and $7,681,426, respectively. The federal loss carryforwards are due to expire in 2025 through 2027 and the California loss carryforwards are due to expire in 2015 through 2017. A valuation allowance of $3,728,000 has been established for those deferred tax assets that will more likely than not be unrealized. This is an increase of $3,728,000 from the prior year's valuation allowance. The Company's total deferred tax assets and liabilities as of December 31, 2007 are as follows:

Deferred tax assets	$ 3,787,000
Deferred tax liabilities	(59,000)
	3,728,000
Valuation allowance	(3,728,000)
Net deferred tax asset	0

The components of the income tax provision (benefit) for the year ended December 31, 2007 are as follows:

Current:		
Federal	$	-
State		6,772
Deferred:		
Federal increase in valuation allowance	$	1,133,000
State increase in valuation allowance		278,000
Tax Provision	$	1,417,772

(12) Common Stock Equity Incentive Plan

The Company has established a stock option plan authorizing the granting of stock options and stock bonus awards of the Company's voting and non-voting common stock for a term of not more than ten years from the grant date. The plan is accounted for under the principles of SFAS No. 123R "Accounting for Stock-Based Compensation" and related interpretations. The aggregate numbers of shares of voting and non-voting common stock that may be issued as stock awards and incentive stock options are 1,952,353 and 4,000,000 shares, respectively.

Under the plan, the exercise price of the option equals the fair market value of the Company's stock on the grant date. At December 31, 2007 there were 346,000 outstanding option shares with an exercise price at $1.15 per share and 135,000 outstanding option shares with an exercise price at $1.35 per share. The total outstanding options have a weighted average exercise price of $1.21 per share and a weighted average remaining contractual life of 1.13 years. Options for 248,666 shares were exercisable at December 31, 2007 and had a weighted average exercise price of $1.15 per share.

(13) Common Stock Equity Incentive Plan (continued)

The status of the Company's stock option plan as of December 31, 2007 and the changes during the year is summarized below:

Options	Shares	Weighted Average Exercise
January 1, 2007	2,148,000	1.08
Granted	135,000	1.35
Exercised	(587,000)	1.03
Expired	(867,000)	1.06
Canceled	(358,000)	1.15
December 31,2007	481,000	1.21

The outstanding options at December 31, 2007 vest and expire as follows:

Year	Options Vest	Options Expire
2006	66,667	-
2007	181,999	-
2008	126,999	300,000
2009	60,335	-
2010	45,000	181,000
TOTAL	481,000	481,000

During the year, 293,000 shares of common stock valued by the Company at $383,550 were issued to 13 employees as stock bonus awards. The value of shares issued is included in compensation expense. Fair market value is determined by the Company's board of directors which matches the most recent issue price of the Company's stock. At December 31, 2007, 365,085 non-voting shares were reserved for future stock bonuses to 18 employees. The bonus awards vest annually over a 1 to 4 year period. Employees have no rights to the bonus shares prior to the vesting date and lose all rights upon termination of employment. Shares are earned and vest as follows:

(13) Common Stock Equity Incentive Plan (continued)

Year	Shares
2008	146,000
2009	64,500
2010	144,168
2011	10,417
	365,085

During the year restricted stock awards and stock options of $20,721 and $4,314, respectively, were included as compensation expense in the statement of income (loss) under the principles of SFAS No. 123R.

(14) Risk Concentrations

At December 31, 2007, the Company held a deposit at a financial institution, which was in excess of applicable federal insurance limits by $321,757.

The Company's receivable from clearing organization of $993,889, securities owned of $3,449,324 and commissions receivable of $571,367 were all due from Bear Stearns.

(15) Discontinued Operations

On November 26, 2007, due to continuing losses from its equity capital markets division, the Company decided to shut down the division and terminate approximately 30 employees. The loss from operations of that division was $4,635,242. Gross revenues from the division were $3,910,401. Loss on disposal of the assets relating to that division was $93,250. These amounts are reported as a separate component of income after income from continuing operations.

Included in notes receivable is a $30,000 note due from a terminated employee. Accounts payable and accrued expenses include $594,850 in expenses related to the equity capital markets division.

(16) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary

SUPPLEMENTAL INFORMATION

Nollenberger Capital Partners, Inc. and Subsidiary

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total stockholders' equity qualified for net capital		$ 4,172,008
Less: Non-allowable assets		
Certificate of deposit	$ 314,757	
Prepaid expenses and other assets	307,991	
Notes receivable	532,602	
Furniture and equipment (net)	648,848	
Other receivables	23,286	
Total non-allowable assets		1,827,484
Net capital before haircuts		2,344,524
Less: Haircuts		85,550
Net capital		$ 2,258,974
Net minimum capital requirement of 6.67% of aggregate indebtedness of $2,734,736 or $100,000, whichever is greater		182,317
Excess net capital		$ 2,076,657

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2007	$ 2,224,286
Decrease in stockholders' equity	(1,525,959)
Decrease in non-allowable assets	1,560,647
Net capital per above computation	$ 2,258,974

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Nollenberger Capital Partners, Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated March 25, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 25, 2008

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